UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   COLLEY, GERALD R
   625 BAY VISTA


   SEABROOK, TX  77586
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
   02/11/99
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SENIOR VICE PRESIDENT,
   INTERNATIONAL
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     12,833         D  Direct
Common Stock                                                                                     1,270          I  401(k) Plan
Common Stock                                                                                     3,475          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $7.1023                                                                                 01/04/03
(right to buy)
Non-Qualified Stock Option     $7.4574                                                                                 10/19/02
(right to buy)
Non-Qualified Stock Option     $7.5995                                                                                 12/08/03
(right to buy)
Non-Qualified Stock Option     $9.4461                                                                                 01/23/05
(right to buy)
Non-Qualified Stock Option     $12.1449                                                                                01/22/06
(right to buy)
Non-Qualified Stock Option     $16.5000                                                                                07/15/08
(right to buy)
Non-Qualified Stock Option     $18.8125                                                                                05/13/07
(right to buy)
Non-Qualified Stock Option     $21.9375                                                                                01/23/07
(right to buy)
Phantom Stock Units (1)                        01/01/98       A         255
Phantom Stock Units (1)                        08/31/98       A         7
Phantom Stock Units (1)                        09/15/98       A         55
Phantom Stock Units (1)                        09/30/98       A         55
Phantom Stock Units (1)                        10/15/98       A         53
Phantom Stock Units (1)                        10/31/98       A         54
Phantom Stock Units (1)                        11/15/98       A         51
Phantom Stock Units (1)                        11/30/98       A         53
Phantom Stock Units (1)                        12/15/98       A         67
Phantom Stock Units (1)                        12/31/98       A         91

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   880                       880           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,320                     1,320         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,400                     4,400         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   17,600                    17,600        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   13,200                    13,200        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   44,000                    44,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   40,000                    40,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   7,500                     7,500         D   Direct
(right to buy)
Phantom Stock Units (1)        01/01/98  Common Stock                   255           $20.6250                  D   Direct
Phantom Stock Units (1)        08/31/98  Common Stock                   7             $12.2250                  D   Direct
Phantom Stock Units (1)        09/15/98  Common Stock                   55            $10.9281                  D   Direct
Phantom Stock Units (1)        09/30/98  Common Stock                   55            $11.0156                  D   Direct
Phantom Stock Units (1)        10/15/98  Common Stock                   53            $11.3781                  D   Direct
Phantom Stock Units (1)        10/31/98  Common Stock                   54            $11.1375                  D   Direct
Phantom Stock Units (1)        11/15/98  Common Stock                   51            $11.7688                  D   Direct
Phantom Stock Units (1)        11/30/98  Common Stock                   53            $11.4844                  D   Direct
Phantom Stock Units (1)        12/15/98  Common Stock                   67            $8.9781                   D   Direct
Phantom Stock Units (1)        12/31/98  Common Stock                   91            $6.6531     873           D   Direct

Explanation of Responses:

(1)
1-for-1
-
To update ESOP information in Table I  previously provided to reflect 12/31/98 share information.

SIGNATURE OF REPORTING PERSON
/S/ COLLEY, GERALD R
DATE